Exhibit (a)(5)(vii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

X
STATIONARY ENGINEERS LOCAL 39 PENSION PLAN,	)
Individually and on behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No. _________
v.	)
)
HEARST-ARGYLE TELEVISION, INC.;	)
DAVID J. BARRETT; FRANK A. BENNACK, JR.;	)
JOHN G CONOMIKES; KEN J. ELKINS; VICTOR F.	)
GANZI, GEORGE R. HEARST, JR.;	)
WILLIAM R. HEARST III; BOB MARBUT;	)
GILBERT C. MAURER; MICHAEL E. PULITZER, DAVID	)
PULVER; CAROLINE L. WILLIAMS; and THE HEARST	)
CORPORATION,	)
)
Defendants.	)
X

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Stationary Engineers Local 39 Pension Plan (“Plaintiff”) alleges upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Hearst-Argyle Television, Inc. (“HTV” or the “Company”) against the Company, certain officers and/or directors of HTV, and other persons and entities involved in a proposed transaction to cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction”).

2. This action seeks equitable relief relating to the Proposed Transaction, which is the proposed acquisition of the outstanding common stock of the Company by Hearst Corporation (“Hearst”), a diversified multimedia corporation with major interests in magazine and newspaper publishing, including the San Francisco Chronicle and the Houston Chronicle, as well as television, radio and Internet production and distribution.

3. On August 24, 2007, Hearst announced that it would commence a tender offer for the acquisition of HTV. Under the terms of the Proposed Transaction, Hearst will acquire all of the outstanding shares of HTV common stock not currently held by Hearst for $23.50 per share.

4. Hearst currently owns approximately 52% of the outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 73% of both the outstanding equity and general voting power of HTV. Hearst seeks to acquire the remaining HTV publicly held shares on unfair terms without allowing the Company’s Board of Directors to explore any competing bids, and without regard to the best interests of the Company’s public shareholders or the intrinsic value of HTV’s stock.

5. If the Proposed Transaction is consummated, Hearst and Company insiders would enrich themselves by acquiring the public shareholders’ interest in the Company without paying a fair and adequate price, thereby irreparably harming Plaintiff and the other HTV shareholders not affiliated with Hearst.

6. As described below, both the price contemplated in the Proposed Transaction and the process by which Hearst proposes to consummate the Proposed Transaction arc fundamentally unfair to Plaintiff and the other public shareholders of the Company. The Proposed Transaction and Defendants’ acts constitute a breach of Defendants’ fiduciary duties owed to HTV’s public shareholders, and a violation of applicable legal standards governing Defendants’ conduct.

7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from approving the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

THE PARTIES

8. Plaintiff holds 25,900 shares of common stock of HTV and has held such shares since prior to the wrongs complained of herein.

9. HTV is a Delaware corporation with its principal place of business at 300 West 57th Street, New York, New York 10019-3789. The Company, together with its subsidiaries, engages in the ownership and operation of network-affiliated television stations in the United States. HTV’s common stock is traded on the New York Stock Exchange under the symbol “HTV.” As of July 23, 2007, HTV had over 93 million shares of common stock outstanding, consisting of over 52 million shares of Series A Common Stock and over 41 million shares of Series B Common Stock.

10. Defendant David J. Barrett (“Barrett”) has served as a director of the Company since 1997. Barrett has also served as Chief Executive Officer of the Company since 2001, and as President of the Company since 1999. Furthermore, Barrett is also a member of Hearst’s Board of Directors, and has served as a Vice President and Deputy General Manager of Hearst.

11. Defendant Frank A. Bennack, Jr. (“Bennack”) has served as a director of the Company since 1997. Bennack served as President and Chief Executive Officer of Hearst from 1979 through 2002. Since 2002, Bennack has served as Vice Chairman of the Board of Hearst and Chairman of Hearst’s Executive Committee. Bennack is also a trustee of the trust created under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

12. Defendant John G. Conomikes (“Conomikes”) has served as a director of the Company since 1997. Conomikes served as President and Co-Chief Executive Officer of the Company from August 1997 to June 1999. Conomikes served as a Senior Vice President of Hearst from June 1999 to November 2002, and also served as a Vice President and General Manager of Hearst from 1983 through 1997. Conomikes is currently a director of Hearst, a trustee of the trust created under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

13. Defendant Ken J. Elkins (“Elkins”) has served as a director of the Company since 1999.

14. Defendant Victor F. Ganzi (“Ganzi”) has served as Chairman of the Board since 2003 and as a director of the Company since 1997. Ganzi has served as President and Chief Executive Officer of Hearst since 2002, and is currently a director of Hearst. Ganzi is also a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

15. Defendant George R. Hearst, Jr. (“G. Hearst”) has served as a director of the Company since 1997. G. Hearst has also served as the Chairman of the Board of Hearst since 1996, and served as a Vice President and head of real estate activities at Hearst from 1977 through 1996. G. Hearst is also a trustee of the trust established under the will of William Randolph Hearst, a director of the William Randolph Hearst Foundation, and the President and a director of The Hearst Foundation. G. Hearst is a cousin of W. Hearst.

16. Defendant William R. Hearst, III (“W. Hearst”) has served as a director of the Company since 1997. W. Hearst is also a director of Hearst, a trustee of the trust established under the will of William Randolph Hearst, President and a director of the William Randolph Hearst Foundation, and Vice President and a director of The Hearst Foundation. W. Hearst is a cousin of G. Hearst.

17. Defendant Bob Marbut (“Marbut”) has served as a director of the Company since 1997. Marbut also served as Co-Chief Executive Officer and Chairman of the Board of the Company from August 1997 through December 2002.

18. Defendant Gilbert C. Maurer (“Maurer”) has served as a director of the Company since 1997. Maurer served as Chief Operating Officer of Hearst from March 1990 until March 1998, and as Executive Vice President of Hearst from June 1985 until September 1998. Maurer is currently a consultant and a director of Hearst. Maurer is also a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

19. Defendant Michael E. Pulitzer (“Pulitzer”) served as a director of the Company beginning in 1999. Pulitzer is believed to have left his position as a director of the Company in May of 2007, although he is still listed as a director on the Company’s website.

20. Defendant David Pulver (“Pulver”) has served as a director of the Company since 1994.

21. Defendant Caroline L. Williams (“Williams”) has served as a director of the Company since 1994.

22. The defendants identified in paragraphs 10-21 above are sometimes referred to herein as the “Individual Defendants.” Each of the Individual Defendants at all times had the power to control and direct HTV to engage in the misconduct alleged herein.

23. Hearst is one of the nation’s largest diversified media companies, with major interests in magazine, newspaper and business publishing, cable networks, television and radio broadcasting, Internet businesses, and television production and distribution. Hearst owns in the aggregate of 73% of HTV’s outstanding shares of common stock. A majority of HTV’s directors are either directors or serve as executives of Hearst.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS AND HEARST

24. By virtue of their positions as directors and/or officers of the Company, and/or as the Company’s majority stockholder, the Individual Defendants and Hearst owed and owe Plaintiff and the Company’s other public shareholders fiduciary obligations of due care and loyalty and were and are required to: (a) act in furtherance of the best interests of Plaintiff and the Class as shareholders of HTV; (b) maximize value on a sale of the Company; and (c) refrain from abusing their positions of control.

25. In a situation where the directors of a Delaware corporation undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity in a corporation), the directors are obligated to take all steps reasonably required to maximize the value shareholders will receive. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of HTV, are obligated to refrain from:

a. participating in any transaction where the directors’ or officers’ loyalties are divided;

b. participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

c. unjustly enriching themselves at the expense or to the detriment of the public shareholders;

d. taking any action that may adversely affect the value provided to the corporation’s shareholders;

e. taking any action that discourages or inhibits alternative offers to purchase control of the corporation or its assets; and/or

f. taking any action that otherwise adversely affects their duty to search out and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

26. The Individual Defendants, separately and together, in connection with the certain approval of the Proposed Transaction, have breached and will continue to breach the fiduciary duties they owe to Plaintiff and the other public shareholders of HTV, including their duties of loyalty, good faith and care as more particularly set forth below.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of HTV common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. As of July 23, 2007, HTV had over 93 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and arc so numerous that it is impracticable to bring them all before this Court.

30. Questions of law and fact exist that are common to the Class, including, among others:

a. whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class;

b. whether the Individual Defendants have failed to maximize value for HTV shareholders in violation of their fiduciary duties; and

c. whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants’ conduct complained of herein continues.

31. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims arc typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

33. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

34. HTV, together with its subsidiaries, engages in the ownership and operation of network-affiliated television stations in the United States. The Company provides television programming to its viewing audiences, and also provides public service announcements and political coverage, and sponsors community service projects and other public initiatives. As of December 31, 2006, HTV owned approximately 26 television stations and managed 3 television stations, as well as 2 radio stations. The Company was founded in 1994 and took its current corporate structure in 1997 when Hearst and Argyle Television Inc. (“Argyle”) entered into a definitive agreement to combine six Hearst television stations with and into Argyle, with Argyle emerging as HTV. The Company is headquartered in New York, New York,

35. On August 24, 2007, Hearst announced that it had commenced a tender offer for a transaction that would result in the privatization of HTV. Pursuant to the terms of the Proposed Transaction, Hearst proposes to acquire all of the outstanding shares of HTV’s common stock that arc not currently owned by Hearst at a price of $23,50 per share, which represents a 15% premium over the Company’s closing price on August 23, 2007.

36. In response to Hearst’s tender offer, on August 27, 2007 HTV announced that its Board of Directors had appointed a Special Committee of its directors — Defendants Pulver and Williams — who are purportedly independent and not affiliated with Hearst to review, evaluate and negotiate the Proposed Transaction. The Special Committee has retained independent financial and legal advisors to assist in evaluating the Proposed Transaction.

37. However, by virtue of its majority ownership of HTV, as well as the fact that a majority of HTV’s directors, including Defendants Barrett, Bennack, Conomikes, Ganzi, G. Hearst, W. Hearst and Maurer, are also directors and/or executives of Hearst, Hearst effectively controls HTV, and, under the circumstances, neither the HTV Board nor the Special Committee can be expected to effectively and adequately protect the interests of the public shareholders of HTV.

38. Although Hearst implied in the press release announcing the Proposed Transaction that the $23.50 price per share tender offer represented a generous premium for HTV’s outstanding shares, in fact, the Company’s stock, as recently as this past June, has traded near $27.00 per share. Moreover, the recent historical averages for HTV’s stock price show that IIearst’s offer is far from an adequate premium for the Company’s outstanding common shares, and that the intrinsic value of the Company’s stock is significantly greater than Hearst’s $23.50 tender offer. HTV’s five-year average stock price is $24.55 per share, the 52-week average is $24.86 per share and the 52-week high is $27.87, as shown in the following charts:

HTV 5-Year Average Stock Price: $24.55 Per Share

HTV 52-Week Average: $24.86 Per Share

39. As the charts shown above demonstrate, Hearst’s tender offer is designed to capitalize on the recent drop in HTV’s stock price by instituting the Proposed Transaction at a price that undervalues the Company and is fundamentally unfair to the public shareholders of HTV common stock. Indeed, prior to Hearst’s tender offer, HTV’s shares closed at or above $23.50 on 134 out of 162 trading days in 2007, or 83% of the time. The Proposed Transaction is patently opportunistic in that the tender offer was made at a time when recent market weakness created a small window for Hearst’s paltry offer to be perceived as adequate to the short-sighted and/or uninformed.

40. Moreover, since the second quarter of 2004, Hearst has acquired more than 8 million shares of HTV, and more than 5 million of those shares were acquired at prices above the $23.50 tender offer price. Specifically, in 2004 and 2005, Hearst paid as high as $25.80 and $25.72, respectively, to acquire HTV shares. As recently as 2006, Hearst paid $24.00 to acquire the Company’s shares. Presumably, Hearst acquired shares of HTV and increased its investment in the Company because, like most investors, it viewed the Company’s stock price as attractive and believed that it was acquiring shares of HTV at prices below the true value of the Company.

41. Other investors and analysts agree that HTV is significantly undervalued at its recent trading levels. In fact, upon the announcement of the Proposed Transaction, a considerable number of investors and analysts indicated that Hearst’s tender offer of a 15% premium for HTV’s shares represented an insufficient valuation for the Company, and voiced opinions that the sale price per share for HTV should be increased.

42. For instance, SNL Kagan analyst Robin Flynn noted that she values HTV much higher than Hearst’s tender offer. Ms. Flynn actually values the Company at closer to $28 or $29 per share, and commented that Hearst’s tender offer is “a price designed to take advantage of current trading levels.”

43. Similarly, Deutsche Bank analyst James Dix targets a $27.00 per share price for HTV, while Barrington Research analyst James Goss projects $28.00 per share. Hearst “viewed it as an opportune time,” said Mr. Goss, with the stock price of HTV dropping below $20 in recent weeks.

44. Moreover, the Proposed Transaction not only undervalues the intrinsic worth of HTV and its assets, but the tender offer also falls well short of the premiums paid for other broadcasting companies in recent merger deals of a similar nature. New York-based Blackledge wrote in a note to investors on August 27, 2007 that the bid by Hearst is “15 to 20 percent less than recent broadcasting deals,” and that the “tender offer could be increased at some point to entice current shareholders to sell their stake.”

45. Apparently, investors agree with this opinion. In the days following the announcement, HTV’s shares are trading well above Hearst’s bid, reaching $25.36 on August 27, 2007 — a strong signal that the market values the Company higher than the tender offer of Hearst and expects the offer to increase.

46. Indeed, the Proposed Transaction comes at a time when the Company’s prospects for growth and increased revenue are substantially increasing. HTV has implemented several initiatives that have positioned the Company for continued success and increasing financial returns.

47. For example, HTV has just started to meaningfully monetize its content via retransmission consent negotiations with program distributors. Retransmission consent is an option granted to US television stations allowing the station to negotiate with a cable system operator for carriage of its broadcast programming. A station may propose that the cable operator pay cash to carry the station or ask for any other form of consideration. HTV’s retransmission consent revenue totaled $6.8 million in 2005, $18 million in 2006, and is projected to be $18 to $20 million in 2007. In 2008, 2009, and 2010, ETV has indicated it will enter the ‘next round’ of retransmission negotiations with its ‘most significant distributors.’ While the Company has not provided any estimates beyond 2007, industry trends suggest that HTV is well-positioned to monetize its content to a much greater degree upon the expiration of its agreements at the end of 2008.

48. in addition, by the end of 2007, HTV will have spent approximately $90 million related to digital conversion. While all shareholders bore the expense of these capital expenditures over the past several years, Hearst will be the primary beneficiary of the return generated by these investments if the Proposed Transaction is allowed to proceed under the current terms.

49. HTV has also made multiple strategic investments in the digital media space, including the Company’s nearly 40% ownership stake in Internet Broadcasting. In the Company’s fourth quarter 2006 conference call, President and Chief Executive Officer David J. Barrett conceded that the Company would be “very dissatisfied” if digital revenue “stays in the 2, 3, 4, 5% range.” Coupled with Defendants Barrett and Ganzi’s 2006 Annual Letter to Stakeholders which specifically notes that digital investment will be the growth drivers of the Company in the future, it is clear that HTV expects significant returns from these substantial investments.

50. Furthermore, by nearly every account, 2008 is forecasted to be a historical year for political advertising revenue, with some analysts estimating that television stations could reap upwards of $3 billion in political advertising revenue in 2008, up from a record-setting $2.1 billion in 2006 as a struggle for control of both houses of Congress sparked increased demand for advertising air time. With regards to the 2008 political year, candidates have raised record sums to date and continue to add to their war chests. The earlier primaries stand to pull forward political advertising from all candidates, and, most importantly, the duration of the presidential race between each party’s nominee will expand markedly. It is clear that many of HTV’s stations are well-positioned to benefit in the short run from the coming avalanche of political dollars.

51. HTV insiders, armed with the knowledge of the Company’s bullish prospects for continued growth, made several comments in recent years which reflected their belief that HTV’s intrinsic value lay well above the then current market price for the Company’s shares. For instance, on July 26, 2007, Defendant Barrett stated as follows with regard to the Company and its future prospects:

* * *

[T]here are many positive indicators that our company is effectively competing for audience, revenue and profitability in our diverse markets. . . . Our stations are wonderfully positioned, strategically and competitively, to capitalize on the opportunities that await us in 2008, including more buoyant ad markets, burgeoning digital media initiatives, and future retransmission consent agreements, all of which are leveraged against the local content and local leadership that is our stock in trade.

52. Tellingly, in the earnings conference call for the second quarter 2007, Barrett responded as follows to a question regarding HTV’s year-to-date stock performance:

We are talking about a moment in time here, and I don’t think that the market is appreciating the value of the assets we have, the strong brand performance of these stations and the digital initiatives. I think we are way ahead of the pack in terms of many of the things that we are doing, and the quality of our earnings is better than most of the people that we compete with. And the market isn’t focused on that right now. It’s very short-term focused. We are not appealing to the momentum guys for the moment, and I wish we were. I think our stock is greatly undervalued.

53. This general optimism concerning the future prospects and the valuation of the Company had remained consistent from management for some time. For instance, during HTV’s second quarter 2006 earnings conference call, David Barrett said the following with regards to the Company’s then-$21.00 stock price:

I believe we’re one of the strongest companies in the business, as evidenced by the quality of our stations and our people, the quality of our earnings, and the strength of our balance sheet. These are challenging times, but we feel we’re up for the challenge. We are frustrated with the weakness of our stock price, but believe that HTV shares represent outstanding value for investors.

54. As these quotes indicate, HTV insiders were well aware of the Company’s intrinsic value and that HTV shares were significantly undervalued. Hearst recognized HTV’s solid performance and potential for growth and determined to capitalize on their interests and the recent downturn in the Company’s stock price at the expense of the Company’s public shareholders by seeking to engage in a transaction that assures their continued ownership of the Company and secures their opportunity to benefit from the Company’s growth, while the Company’s shareholders are cashed out at an inadequate consideration without the benefit of a full and fair sale process.

55. The consideration per share to be paid to Class members pursuant to the Proposed Transaction is unfair and inadequate consideration because: (i) the intrinsic value of the Company’s stock is materially in excess of the $23.50 per share tender offer that Hearst has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, financial results and future financial projections; and (ii) the $23.50 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Hearst to cap the market price of the Company and obtain its assets and businesses at the lowest possible price. Indeed, the $23.50 offer price per share for the Company is significantly less than HTV’s recent historical stock price averages, including a 52-week high of $27.87, not to mention Hearst’s own purchase prices of HTV shares since 2004.

56. The Proposed Transaction is an attempt by Hearst to aggrandize itself and capitalize on its controlling interest in HTV at the expense of the Company’s public shareholders.

57. The Proposed Transaction will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Hearst to benefit wrongfully from the transaction.

58. Furthermore, because Hearst is unlikely to sell its majority ownership share to any company, and is only interested in acquiring the publicly held shares of HTV not owned by Hearst, it is doubtful that a potentially higher counter-bid will materialize since the success of any such bid would require the consent and cooperation of Hearst.

59. Given Hearst’s stock ownership and control of the Company, it is able to dominate HTV’s Board of Directors. Under the circumstances, none of the directors of HTV can be expected to protect the interests of the Company’s public shareholders in a transaction which benefits Hearst at the expense of the shareholders,

60. Simply put, the Proposed Transaction is unfair to HTV shareholders because Hearst is purchasing the Company for the least amount of cash possible, even though the Individual Defendants are duty-bound to maximize shareholder value.

61. By reason of their positions with HTV, the Individual Defendants possess material, non-public information concerning the financial condition and prospects of HTV, especially the true value and expected increased future value of the Company and its assets. This information has not been disclosed to shareholders.

62. Accordingly, Defendants’ inevitable approval of the Proposed Transaction constitutes a breach of their fiduciary duties to HTV stockholders by causing the Company to enter into the Proposed Transaction that provides for the sale of HTV at an unfair price and deprives the Company’s public shareholders of the maximum value for their shares to which they are entitled.

63. Such actions by the Individual Defendants also constitute a breach of their fiduciary duties by failing to take adequate measures to ensure that the interests of HTV’s public shareholders are properly protected from overreaching by Defendants.

CLAIMS FOR RELIEF

COUNT I
Breach of Duty to Treat Public Shareholders with Entire Fairness
(Against Hearst)

64. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

65. Because Hearst possesses majority common stock ownership and voting control of HTV, it is required to treat the public shareholders with entire fairness in the Proposed Transaction. However, in violation of its fiduciary duties, Hearst is pursuing the Proposed Transaction through unfair dealing and at an unfair and inadequate price for the public shareholders’ investment in HTV.

66. As set forth above, Hearst seeks to capitalize on its ownership and control of HTV to secure its continued ownership of the Company and to profit from the future success of HTV to the detriment of the public shareholders of the Company.

67. Furthermore, HTV’s Board of Directors, dominated and controlled by Hearst since a majority of the directors of HTV serve as directors and/or executives of Hearst, has appointed a conflicted Special Committee to bestow on the Proposed Transaction a superficial patina of procedural fairness and propriety.

68. As set forth above, the price of $23.50 per share of HTV common stock is well below the range of fairness for an adequate valuation of the Company. By every accepted measure of value, the Proposed Transaction price is unfair and inadequate. Hearst, in violation of the fiduciary duties of the Individual Defendants, has proposed a patently low-ball price for HTV’s public shares.

69. Hearst’s bid to freeze out the public shareholders of HTV through the Proposed Transaction is carefully-timed to enable itself to buy the public stake in HTV at the lowest possible price and stamp the public shareholders into accepting the deal on the unfair terms which Hearst, with the certain acquiescence of the Special Committee, is willing to offer. After the Proposed Transaction closes, Hearst will profit handsomely from the continued growth of the Company, while the public shareholders of HTV are denied the opportunity to share proportionately in such expected and increasing financial returns from their investment in the Company. Such maneuvering to advantage Hearst at the expense of HTV’s public shareholders is unconscionable and should be enjoined in this action.

70. Because Hearst is in possession of non-public proprietary corporate information concerning HTV’s true worth, the degree of knowledge and economic power between Hearst and Class members is unequal, making it inherently unfair for Hearst to use such inside information to benefit itself in the Proposed Transaction, to the detriment of Plaintiff and the other Class m embers.

71. By reason of the foregoing, Defendants’ certain approval of the Proposed Transaction constitutes a violation of their duty to treat HTV’s public shareholders with entire fairness. Defendants will continue to so violate their fiduciary duties absent relief in this action.

72. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duties of Loyalty, Care. Candor and Good Faith
(Against the Individual Defendants)

73. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

74. As alleged above, Defendants’ inevitable consummation of the Proposed Transaction, on terms that are entirely unfair to the public shareholders of the Company, violates their fiduciary duties of care, loyalty, candor, and good faith owed to shareholders of HTV and places their personal interests ahead of the interests of HTV shareholders.

75. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in HTV.

76. As alleged above, if the Proposed Transaction is consummated, the Individual Defendants will have breached their duties of loyalty, good faith, and candor owed to shareholders of HTV because, among other reasons:

a. they will have failed to take steps necessary to maximize the value of HTV to its shareholders and to prevent awarding Hearst an unfair advantage by, among other things, failing to adequately solicit other potential bidders or alternative transactions;

b. they will have failed to properly value HTV; and

c. they will be favoring the Proposed Transaction over other potential transactions because of loyalties to certain insiders and/or current management.

77. The Individual Defendants suffer from material conflicts of interest in that they are duty-bound to maximize value for the Company’s shareholders, including remaining independent in light of the Company’s prospects trumpeted by the Individual Defendants themselves, while at the same time the Individual Defendants have a personal interest in a sale of the Company even at a distressed price since a majority of HTV’s directors are also directors and/or executives of Hearst. The Individual Defendants can not and will not discharge their fiduciary obligations to the Company’s shareholders by approving the Proposed Transaction that will benefit Hearst and the Individual Defendants at the expense and to the detriment of the Company’s shareholders.

78. Because of their divided loyalties, the Individual Defendants cannot contend that a decision to approve the Proposed Transaction is protected by the business judgment rule. They have, but cannot satisfy, the burden to prove that they have treated the Company’s shareholders fairly and obtained the maximum price available on a sale of the Company.

79. In connection with the Proposed Transaction, the Individual Defendants are also breaching their fiduciary duty of candor to the public shareholders of HTV by failing to disclose material information,

80. Because the Individual Defendants dominate and control the business and corporate affairs of HTV, and possess private corporate information concerning HTV’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of HTV which makes it inherently unfair for them to pursue any transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

81. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class, and Defendants have breached and are breaching, and will continue to breach, their fiduciary duties owed to shareholders of HTV, and are engaging in, or facilitating, an unfair transaction in violation of their fiduciary duties.

82. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not received, and will not receive, their fair portion of the value of I1TV’s assets and business, and will be prevented from benefiting from a bona fide value-maximizing transaction.

83. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, excluding the Class from its fair share of HTV’s valuable assets and business and benefiting Defendants unfairly, as described herein, all to the irreparable harm of the Class.

84. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT III

Aiding and Abetting
(Against Hearst)

85. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

86. Because they are fiduciaries of the Company and its shareholders, the Individual Defendants owe duties of due care, undivided loyalty, good faith, and full and fair disclosure to HTV and its shareholders. The Individual Defendants have breached and will continue to breach these duties through their certain approval of the Proposed Transaction.

87. Hearst knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of HTV’s public shareholders. Hearst is also an active and necessary participant in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to HTV shareholders as Hearst seeks to pay as little as possible to HTV shareholders.

88. Indeed, the Proposed Transaction can not take place without the active participation of Hearst. Furthermore, Hearst and its principals are the intended beneficiaries of the wrongs complained of and would be unjustly enriched if the Proposed Transaction is consummated.

89. As a direct and proximate result of Hearst’s aiding and abetting of the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the Class have sustained, and will continue to sustain, irreparable harm.

90. Plaintiff and the members of the Class have no adequate remedy at law.

AS TO ALL COUNTS

91. Plaintiff seeks preliminary and permanent injunctive relief preventing Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize full and fair value for their HTV stock at a substantial premium over the market price, and to compel the individual Defendants to carry out their fiduciary duties to maximize shareholder value in any sale of the Company.

92. Unless enjoined by this Court, Hearst and the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and will consummate the Proposed Transaction on unfair terms which will deny Class members their fair proportionate share of HTV’s valuable assets and businesses, to the irreparable harm of the Class.

93. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the representative of the Class;

B. Declaring that Defendants and each of them have committed or participated in a breach of their fiduciary duties to Plaintiff and the other members of the Class;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

D. To the extent that the Proposed Transaction may be consummated prior to this Court’s entry of a final judgment, rescinding the Proposed Transaction and setting the Proposed Transaction aside or granting rescissory damages;

E. Directing the Individual Defendants to adopt and implement procedures and processes to obtain the highest available price for HTV’s shares that maximizes stockholder value and which is in the best interests of HTV’s shareholders;

F. Directing Defendants to account to Plaintiff and the Class for all damages which they have sustained or will sustain by reason of Defendants’ wrongdoing, including awarding compensatory and/or rescissory damages;

G. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

H. Awarding Plaintiff the costs of this action, including a reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

I. Granting such other and further relief as this Court may deem to be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899-1070

Dated: September 7, 2007

Attorneys for Plaintiffs

OF COUNSEL:

SAXENA WHITE P.A.
Maya Saxena
Joseph E. White III
2424 North Federal Highway, Suite 257
Boca Raton, FL 33431
Tel, (561) 394-3399
Fax. (561) 394-3382